UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rules 13d-1(b), (c) and (d) and

Amendments Thereto Filed Pursuant to Rule 13d-2(b)

(Amendment No. 2)*

Cumulus Media Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0000001 per share

(Title of Class of Securities)

231082801

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	231082801	13G

1	NAMES OF REPORTING PERSONS SP Signal Manager, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 15
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 15
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00000085%[1]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN

1	Based on 17,714,275 shares of the Issuer’s Class A common stock outstanding as of October 27, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on October 28, 2022.

CUSIP NO.	231082801	13G

1	NAMES OF REPORTING PERSONS SP Signal, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 15
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 15

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00000085%[1]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1	Based on 17,714,275 shares of the Issuer’s Class A common stock outstanding as of October 27, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on October 28, 2022.

CUSIP NO.	231082801	13G

1	NAMES OF REPORTING PERSONS Edward A. Mulé
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 15
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 15

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00000085%[1]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1	Based on 17,714,275 shares of the Issuer’s Class A common stock outstanding as of October 27, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on October 28, 2022.

CUSIP NO.	231082801	13G

Item 1(a)	Name of Issuer:

The name of the issuer is Cumulus Media Inc. (the “Company”).

(b)	Address of Issuer’s Principal Executive Offices:

The Company’s principal executive office is located at 3280 Peachtree Road, N.W., Suite 2200, Atlanta, GA 30305.

Item 2(a)	Name of Person Filing:

This Amendment No. 2 to Schedule 13G (the “Amendment No. 2”) is being jointly filed by SP Signal Manager, LLC, a Delaware limited liability company (“SP Signal Manager”), SP Signal, LLC, a Delaware limited liability company (“SP Signal”), and Mr. Edward A. Mulé with respect to the ownership of the Class A common stock of the Company by SP Signal.2 SP Signal Manager, SP Signal and Mr. Mulé are collectively referred to herein as the “Reporting Persons.”

The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2023, a copy of which is filed with this Amendment No. 2 as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is Two Greenwich Plaza, Greenwich, CT 06830.

(c)	Citizenship:

SP Signal Manager and SP Signal are each organized as a limited liability company under the laws of the State of Delaware. Mr. Mulé is a U.S. citizen.

(d)	Title of Class of Securities:

Class A Common Stock, par value $0.0000001 per share

(e)	CUSIP No.:

231082801

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

2

SP Signal Manager is the investment manager of SP Signal, and by reason of such status may be deemed to be the beneficial owner of all the reported securities held by SP Signal. Mr. Edward A. Mulé is the sole member of SP Signal Manager and has voting and investment power with respect to the securities held by SP Signal and may be deemed to be a beneficial owner of the securities held by SP Signal.

Item 4	Ownership:

A. SP Signal Manager, LLC

	(a)	Amount beneficially owned: 15

	(b)	Percent of class: 0.00000085%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: 15

		(ii)	Shared power to vote or direct the vote: -0-

		(iii)	Sole power to dispose or direct the disposition: 15

		(iv)	Shared power to dispose or direct the disposition: -0-

B. SP Signal, LLC

	(a)	Amount beneficially owned: 15

	(b)	Percent of class: 0.00000085%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 15

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 15

C. Edward A. Mulé

	(a)	Amount beneficially owned: 15

	(b)	Percent of class: 0.00000085%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 15

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 15

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

See response to Item 4.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule 13G is true, complete and correct.

Date: February 14, 2023

SP Signal Manager, LLC

By:	/s/ Edward A. Mulé
Name:	Edward A. Mulé
Its:	Authorized Signatory

SP Signal, LLC

By:	SP Signal Manager, LLC
Its:	Manager

By:	/s/ Edward A. Mulé
Name:	Edward A. Mulé
Title:	Authorized Signatory

Edward A. Mulé

By:	/s/ Edward A. Mulé
Name:	Edward A. Mulé

EXHIBIT INDEX

Exhibit	Description of Exhibit

Exhibit A	Joint Filing Agreement dated February 14, 2023.